PROSPECTUS SUPPLEMENT

DATED JUNE 24, 1997

TO PROSPECTUS DATED JUNE 4, 1997

                                 500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

All of the 500,000 shares of Common Stock offered hereby are being sold by Regis Corporation (the "Company").

The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "RGIS." On June 23, 1997, the closing sale price of the Common Stock as reported by the Nasdaq National Market was $23.50

See "Risk Factors" on page 2 of this Prospectus Supplement for a discussion of certain factors that should be considered by prospective investors.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                          Price to          Underwriting        Proceeds to
                                                           Public           Discount(1)          Company(2)
Per Share..........................................        $23.00              $0.75               $22.25
Total..............................................     $11,500,000           $375,000          $11,125,000

(1) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $33,000.

The shares of Common Stock are offered by the Underwriter subject to prior sale when, as, and if delivered to and accepted by the Underwriter and subject to its right to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about June 27, 1997.

                               PIPER JAFFRAY INC.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE AND PURCHASES OF THE COMMON STOCK TO COVER ANY SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                  RISK FACTORS

CHALLENGES OF GROWTH

    The Company has undergone, and intends to continue, a period of significant growth. The Company intends to achieve this growth by constructing new salons, acquiring existing salon chains and increasing same-store sales. In October 1996, the Company received shareholder approval for the merger agreement with Supercuts, Inc., a national operator of approximately 420 company-owned and franchisor of approximately 750 hair care salons at the acquisition date. This growth has resulted in, and is expected to continue to create, new and increased responsibilities for management personnel, as well as added pressures on the Company's operating and financial systems. The Company's ability to manage future growth effectively and accomplish its overall goals will depend on its ability to integrate new employees and systems into its overall operations and to continue to improve its operational, financial and management systems and controls. If the Company is unable to manage growth effectively, the Company's business and results of operations could be materially and adversely affected.

LEVERAGE; TANGIBLE NET WORTH

    Following the completion of this offering (this "Offering"), the Company will continue to have indebtedness and limited tangible net worth. As of March 31, 1997, the Company had total debt of $123 million, of which $20.1 million was short-term and $102.9 million was long-term.

    As of March 31, 1997, the Company had total shareholder's equity of $127.1 million and tangible net worth of $28.2 million, as a result of a remaining unamortized goodwill balance of $98.9 million recorded in connection with the October 1988 going-private transaction and certain acquisitions.

CONTROL OF THE COMPANY

    Upon completion of this Offering, Curtis Squire, Inc., a holding company controlled by Myron Kunin, the Chairman of the Board of the Company, will own approximately 25% of the outstanding Common Stock and will effectively remain in a position to elect the Company's Board of Directors and control the Company.

SHARES ELIGIBLE FOR FUTURE SALE

    Future sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will have 23,317,724 outstanding shares of Common Stock. Of these shares, 17,113,532 shares, including the 500,000 shares sold in this Offering, will be freely tradable without restriction under the Securities Act. The remaining 6,204,192 shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act and are eligible for sale, subject to the volume and other resale restrictions imposed by Rule 144.

    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (233,177 shares immediately after completion of this Offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are also subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and whose restricted securities have been fully paid for two years since the later of the date they were acquired from the Company or the date they were acquired from an affiliate of the Company may sell such restricted securities under Rule 144(k) without regard to the restrictions described above.

COMPETITION

    The hair care industry is highly competitive, with limited barriers to entry. In every locality in which the Company has a salon, there are competitors offering similar services and products. In many cases, the Company faces one or more competitors within the malls in which it operates, including companies operating sales as departments within department stores, other salon chains, independently owned salons and salons operating under franchises from franchising companies that provide assistance in training, marketing and advertising. In addition, in order to obtain space in high-profile mall locations, the Company must be competitive as to rent and other customary tenant obligations.

                              RECENT DEVELOPMENTS

    On June 19, 1997, the Company reached a complete settlement with David E. Lipson and certain entities controlled by or associated with Mr. Lipson, including DEL Investments Corporation (formerly DEL Holding Corporation)(the "Lipson Parties"), of all lawsuits pending between the Lipson Parties and the Company's wholly owned subsidiary Supercuts, Inc. Under the settlement agreement, the Lipson Parties and Supercuts, Inc. released each other from all claims any party may have against the other, all pending litigation between the parties will be dismissed and the Company has paid the Lipson Parties an aggregate of $6.7 million. Because the Company has previously established a reserve for costs associated with this litigation, the settlement will not have a material effect upon the Company's net income for the quarter or year ending June 30, 1997.

                                USE OF PROCEEDS

    The Company intends to use $6.7 million of the proceeds from this Offering to fund the settlement with David E. Lipson and the Lipson Parties. See "Recent Developments". The balance of the proceeds will be used by the Company for general working capital purposes.

                                  UNDERWRITING

    Piper Jaffray Inc. (the "Underwriter"), has agreed, subject to the terms and conditions of the Purchase Agreement, to purchase from the Company 500,000 shares of Common Stock. The Underwriter is committed to purchase and pay for all such shares if any are purchased (excluding shares covered by the over-allotment option granted therein).

    The Underwriter has advised the Company that it proposes to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement. After the public offering, the public offering price and other selling terms may be changed by the Underwriter.

    In connection with this Offering, the Underwriter and its affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriter also may create a short position for the account of the Underwriter by selling more Common Stock in connection with the Offering that it is committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover such short position. Any of the transactions described in this paragraph may result in the maintenance of the price for the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

    The Company has agreed that it will not sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock for a period of 30 days after commencement of this Offering without the prior written consent of the Underwriter.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock being offered hereby is being passed upon for the Company by Bert M. Gross, General Counsel of the Company. Certain legal matters relating to this Offering will be passed upon for the Underwriter by Faegre & Benson LLP, Minneapolis, Minnesota.

    No dealer, salesperson or any other person has been authorized to give any information or to make representations not contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus nor any sale made hereunder or thereunder shall under any circumstances create any implication that the affairs of the Company since the date hereof or thereof or the information contained herein or therein is correct as of any time subsequent to the date of this Prospectus Supplement or the accompanying Prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

Risk Factors..............................................................    2
Recent Developments.......................................................    3
Use of Proceeds...........................................................    3
Underwriting..............................................................    4
Legal Matters.............................................................    4

                                   Prospectus

The Company...............................................................    2
Available Information.....................................................    2
Incorporation of Certain Information by Reference.........................    2
Use of Proceeds...........................................................    3
Plan of Distribution......................................................    3
Legal Opinions............................................................    4
Experts...................................................................    4

                                 500,000 SHARES

                               REGIS CORPORATION

                                  COMMON STOCK

                               -----------------

                              P R O S P E C T U S
                              S U P P L E M E N T
                               -----------------

                               PIPER JAFFRAY INC.

                                 June 24, 1997